September 15, 2009

VIA COURIER AND EDGAR

Mr. John Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549

Re:	Innospec Inc.
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the fiscal period ended June 30, 2009
Form 8-K filed May 15, 2009
Definitive Proxy Statement on Form 14A filed March 27, 2009
File No. 001-13879

Dear Mr. Hartz:

We are submitting this response to your letter dated August 24, 2009 (the “Comment Letter”) in respect of the above-referenced filings addressed to Ian P. Cleminson, Executive Vice President and Chief Financial Officer, of Innospec Inc. (the “Corporation”, “Company”, “we”, “us”, or “our”). We understand that you will be reviewing our response and may have additional comments. We appreciate the additional time through September 18 that you granted us to respond to your comments.

The responses set forth below correspond to the numbering in the Comment Letter. In addition, for ease of reference, we have reproduced the comments set forth in the Comment Letter in bold text before each response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Business

General, page 3

1. Because of the nature of your business, the discussion about your working capital practices appears limited. In future filings please expand your disclosure related to information contained in subparagraph (c)(1)(vi) of Item 101 of Regulation S-K, to the extent that such information is material.

Company Response: We will include such expanded discussion of our working capital practices in future Form 10-K filings, beginning with the year ending December 31, 2009.

Raw Materials and Product Supply, page 5

2. We note disclosure regarding availability of ethylene as one of the raw materials necessary to your business. It is unclear, however, whether or not this raw material is readily available given the fact that it is not available from more than one source in Germany. In future filings, please disclose ethylene’s sources of supply, and the extent that lack of supply may have a material adverse effect on your business. Please also address the tightness of supply of certain commodity materials necessary for your business. See Item 101(c)(1)(iii) of Regulation S-K.

Company Response: We will include additional disclosure regarding the supply of ethylene and certain commodity materials in future Form 10-K filings, beginning with the year ending December 31, 2009.

Competition, page 7

3. We note your limited disclosure regarding your competitive position in the Active Chemicals market. In order to help investors better ascertain the risks imposed by your competitors (we note “Competition, market conditions…” risk factor disclosure on page 10), in future filings please revise your disclosure to better define (i) the competitive conditions in the markets in which you compete, (ii) to the extent possible, your competitive position, and (iii) the principal methods of competition, for each of your principal markets. See Item 101(c)(1)(x) of Regulation S-K.

Company Response: We will revise our disclosure on this basis in future Form 10-K filings, beginning with the year ending December 31, 2009.

Research, Development and Testing, page 7

4. We note the disclosure that in the last three years, the Fuel Specialties business has developed new detergent, cold flow, stabilizers, anti-foulants, lubricity and combustion improver products, in addition to the introduction of several new cost effective fuel additive packages. In future filings, please disclose information in accordance with Item 101(c)(1)(ii) of Regulation S-K, as applicable.

Company Response: In preparing our disclosure required by Item 101(c)(1)(ii) of Regulation S-K we concluded there were no new products or segments in respect of which we had made an announcement, or provided information, to the public which required the investment of a material amount of assets, or that were otherwise material. However, we acknowledge the Staff’s comment and will in view of the comment continue to review our disclosure on the status of new products or segments that require the investment of a material amount of assets, or that are otherwise material in accordance with the requirements of Item 101(c)(1)(ii) of Regulation S-K.

Risk Factors

We may be required to make additional cash contributions to the defined benefit pension plan..., page 10

5. In future filings, please consider simplifying and shortening your risk factors discussion regarding the contributory defined benefit plan and related PBO, and focusing your disclosure on pages 10-11 towards how future cash contributions related to this plan may affect you and your business. Clearly outline the risks presented by potential greater pension charges. You may also consider moving some of the discussion on page 11 regarding the impact of the global financial markets to your critical accounting estimate disclosures starting on page 34, if you believe these disclosures are material to an investor’s understanding of how you develop your pension estimates.

Company Response: In response to the Comment Letter we will consider revising our disclosure within Risk Factors and Critical Accounting Estimates in future Form 10-K filings, beginning with the year ending December 31, 2009, dependent upon the relevant factors which exist at that time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Goodwill, page 33

6. You have a significant amount of goodwill and intangibles assets, and you have recognized your accounting for these assets critical policies. In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill and long-lived assets, please consider disclosing the following in future filings and show us in your supplemental response what your future filing disclosures will look like:

•	Identification of the reporting unit levels at which you test goodwill for impairment and your basis for that determination;

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes. In particular;

•	Explain how you assigned assets, liabilities, deferred taxes and goodwill to reporting units

•	Disclose significant assumptions, if applicable

•	Cash flows

•	Growth rates

•	Discount rates

•	Risk applications

•	Control Premiums

•	How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Company Response: In preparing our disclosure we presented the information we felt was important to readers of our financial statements. However, in response to the Comment Letter, we propose to include additional disclosure in future Form 10-K filings, beginning with the year ending December 31, 2009. Specifically, our proposed additional disclosure would have amended our December 31, 2008 Form 10-K as highlighted below in italicized text:

Goodwill

The Company adopted FAS 142, Goodwill and Other Intangible Assets, effective January 1, 2002. This requires that goodwill deemed to have an indefinite life should no longer be amortized, but subject to an annual impairment review, or between years if events occur or circumstances change which suggest that an impairment may have occurred.

Innospec divides its business into three distinct segments for both management and reporting purposes: Fuel Specialties, Active Chemicals and Octane Additives. All of the components in each segment (including products, markets and competitors) have similar economic characteristics and management makes key operating decisions based on the performance of each segment. We therefore believe that business segment level is the appropriate reporting unit level for testing the impairment of goodwill.

To determine the fair value of each of our reporting units we utilize a discounted cash flow methodology based on the forecasted future after-tax cash flows from operations for each since we believe this provides the best approximation of fair value.    This methodology requires us to make assumptions and estimates including those in respect of future revenue growth and gross margins, which are based upon our long-range plans, and the Company’s weighted average cost of capital.    Our long-range plans are regularly updated as part of our planning processes and are reviewed and approved by management and our Board of Directors.    We assume terminal values for the Fuel Specialties and Active Chemicals reporting units which are added to the present value of the relevant forecasted future cash flows.    We assume no terminal value for the Octane Additives reporting unit beyond its estimated future life.    The discounted cash flow methodology does not assume a control premium.    We use a discount rate equivalent to the Company’s weighted average cost of capital which is estimated by reference to the overall after-tax rate of return required by equity and debt market participants in the Company.    We assign assets and liabilities, including deferred income taxes and goodwill, to our reporting units if the asset or liability relates to the operations of that reporting unit and is included in determining the fair value of the reporting unit.    Cash and debt obligations are excluded from the carrying value of our reporting units.

In 2008 some of the assumptions and estimates underpinning our discounted cash flows have been revised as part of our planning processes. Significant revisions include the following:

•	The Company extended its estimate for the future life of the Octane Additives business from December 31, 2010 to December 31, 2012;

•	The Company’s weighted average cost of capital was reduced to reflect declining market returns on equity and debt.

The Company elected to perform its annual tests in respect of Fuel Specialties and Active Chemicals goodwill as of December 31 each year. ~~In reviewing for any impairment charge the fair value of the reporting units underlying the segments is estimated using an after tax cash flow methodology based on management’s best available estimates at that time. The key assumptions underpinning these calculations include future revenue growth, gross margins and the Company’s weighted average cost of capital.~~ At December 31, 2008 we had ~~$139.2~~$109.1 million and $30.1 million of goodwill relating to our Fuel Specialties and Active Chemicals businesses, respectively. At this date we performed annual impairment reviews and concluded that there has been no impairment of goodwill in respect of those reporting segments.

In light of the continuing decline in the Octane Additives market globally, as the Company makes sales of Octane Additives in each quarter, the remaining sales and corresponding cash flows that can be derived from the Octane Additives business are reduced, and accordingly the fair value of the Octane Additives business segment is reduced. As a result the Company determined that quarterly impairment reviews be performed from January 1, 2004 and any impairment charge arising be recognized in the relevant quarter. As a result of the Octane Additives impairment reviews performed during 2008, 2007 and 2006 impairment charges of $3.7 million, $12.1 million and $36.7 million, respectively, were recognized. These charges are non-cash in nature and have no impact on taxation. There is $9.0 million of goodwill remaining at December 31, 2008 which relates to the Octane Additives business. Given the quantum and predictability of the remaining future cash flows from the Octane Additives business the Company expects goodwill impairment charges to be recognized in the income statement on an approximate straight-line basis to December 31, 2012.

The table below presents the impact a change in the following significant assumptions would have had on our impairment charge recognized at December 31, 2008, assuming all other assumptions and factors remained constant:

(in millions)	Change	Approximate increase/(decrease) to impairment charge
		Fuel Specialties	Active Chemicals	Octane Additives
Weighted average cost of capital	+10%	$—	$—	$0.8
Weighted average cost of capital	-10%	—	—	(0.8)
After-tax cash flows	+10%	—	—	(3.7)
After-tax cash flows	-10%	—	—	5.6

Audited Consolidated Financial Statements

Note 9 – Intangible Assets, page 81

7. Explain to us in better detail your accounting for the intangible you recorded in 2007 in respect to Ethyl. We assume that a cash payment was made. Please confirm. Tell us the terms of the agreement and how you determined the useful life of the intangible. You also state that as of April 1, 2007, no residual value was attributable to the intangible. Please explain this statement to us in better detail. Tell us whether or not the asset was considered realizable in full at that date and if not, why such amount was not written off at that time. Please also explain how you determined that contract provisions of $6.3 million were no longer necessary and therefore were offset against the intangible asset in 2008.

Company Response: Prior to April 1, 2007, the Company and Ethyl Corporation (“Ethyl”), a wholly owned subsidiary of NewMarket Corporation (NYSE:NEU), were parties to global sales and marketing agreements (“TMAs”) to market and sell tetra ethyl lead (“TEL”) except in the U.S.A.. Innospec had commenced proceedings in the London Court of International Arbitration against Ethyl regarding an alleged breach of duty by Ethyl under the TMAs by actively marketing and selling an alternative product. In addition, the Company was in dispute with Ethyl regarding the price that it was entitled to charge for the supply of TEL to Ethyl in the U.S.A. under a separate agreement (“U.S. Supply Agreement”).

The Company announced in a press release on June 19, 2007, and a Form 8-K filing on June 20, 2007, that both parties had resolved all of the arbitration actions arising out of the disputes under the TMAs and the U.S. Supply Agreement. The TMAs were terminated effective April 1, 2007, and Innospec became the sole supplier of TEL outside of the U.S.A.. On June 27, 2007 Innospec made a payment of $28.0 million to Ethyl in respect of Ethyl foregoing their entitlement to a share of the future income stream under the TMAs effective April 1, 2007. During the course of this settlement we incurred professional fees of $0.4 million. Accordingly, as previously disclosed in our SEC filings, the Company recognized an intangible asset at this date of $28.4 million.

The TMAs covered the sale of TEL for use in automotive gasoline and aviation gasoline which we disclose within our Octane Additives business segment and our Fuel Specialties business segment, respectively. The intangible asset represents the discounted forecast future income streams and associated cash flows under the TMAs that Ethyl would have been entitled to from April 1, 2007 until the markets for TEL for use in automotive gasoline and aviation gasoline were estimated to cease on December 31, 2010 and December 31, 2017, respectively. We have allocated the individual components of the intangible asset attributable to TEL for use in automotive gasoline and aviation gasoline by reference to the discounted forecast future income streams and associated cash flows from those markets which Ethyl would have been entitled to under the TMAs.

Commencing April 1, 2007, the amount attributed to the Octane Additives business segment was being amortized straight-line over its estimated useful life to December 31, 2010 and the amount attributed to the Fuel Specialties business segment is being amortized straight-line over its estimated useful life to December 31, 2017. Effective October 1, 2008, the Company extended its estimate for the future life of the Octane Additives business from December 31, 2010 to December 31, 2012 and therefore prospectively adjusted the amortization period and estimated useful life for the amount attributed to the Octane Additives business segment. The decision to extend the estimated useful life was based on our understanding of the trend of countries exiting the TEL for use in automotive gasoline market, the relatively small number of customers remaining in that market and the Company being the world’s only producer of TEL. As of April 1, 2007, no residual value was attributable to the individual components of the intangible asset at the end of their estimated useful lives, since they will be fully realized when the markets for TEL for use in automotive gasoline and aviation gasoline cease.

Contract provisions of $6.3 million as of June 30, 2007 in respect of the TMAs, U.S. Supply Agreement and settlement with Ethyl were expected to be cash settled in the future. In the intervening period to September 30, 2008 the likelihood that these contract provisions would be cash settled in the future declined from probable to reasonably possible and accordingly it was determined they were no longer necessary in accordance with FAS 5, Accounting for Contingencies. In the absence of a single triggering event this determination was primarily based on the passage of time during which the contract provisions had not been cash settled.

Note 13 – Long Term debt, page 85

8. Your new finance facility includes certain restrictive clauses and terms which require that you satisfy certain financial ratios. In future filings, if it becomes reasonably likely that you may not comply with any material restriction or ratio, please provide comprehensive disclosures about the requirements, including disclosing the ratios/actual amounts versus minimum/maximum ratio amounts permitted under any and all material borrowings. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to U.S. GAAP amounts, if applicable, or refer to definitions of non-GAAP measures contained elsewhere in the filing. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Your disclosures about this should be straightforward, comprehensive and timely. Discuss the consequences of not being able to comply with the covenants, and what you will do if you are unable to amend them. We also remind you about the Form 8-K requirements concerning any triggering events that accelerate or increase a direct financial obligation or an obligation under an off-balance sheet arrangement. Confirm to us your understanding of these disclosure requirements.

Company Response: We confirm that we understand these disclosure requirements. Management believes that the Company has not breached (and was not reasonably likely to breach) these restrictive clauses and terms, which require it to satisfy certain financial ratios, throughout the period to June 30, 2009. If it becomes reasonably likely that the Company may not be able to comply with any material restriction or ratio, we will provide appropriate disclosures about the requirements, including ratios, with respect to material borrowings.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 98

9. We note your disclosure that the company’s disclosure controls and procedures were effective “in timely making known material information relating to the company and the Company’s consolidated subsidiaries required to be disclosed in the Company’s reports filed or submitted under the Exchange Act”. This description departs from the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Specifically, the description does not indicate that your disclosure controls and procedures are effective to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective. Please address this comment also in your future quarterly reports.

Company Response: We confirm that our disclosure controls and procedures were effective to ensure that information was accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. We will include this or the alternative statement in future quarterly and annual filings, beginning with the Form 10-Q for the period ending September 30, 2009.

Signatures, page 105

10. We note that the annual report has not been signed by the controller or the principal accounting officer. Please ensure that all future filings are signed by all requisite parties.

Company Response: We confirm that all requisite parties will sign future filings, beginning with the Form 10-Q for the period ending September 30, 2009.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

Unaudited Interim Consolidated Financial Statements

Note 13 - Commitments and Contingencies, page 21

11. In future filings, please consider providing a table disclosing the amounts expended each period for legal and professional expenses related to the Bycosin contingency, similar to the table you provide for the OFFP matters on page 23. If the amounts that you have accrued could be material to an understanding of this contingency, please consider disclosing such amount in future filings. In addition, to the extent that you are able to estimate a reasonably possible range of loss in excess of the amounts accrued, such amount should be disclosed.

Company Response: We have considered the amounts accrued and expended each period, up to and including the period ended June 30, 2009, for legal and professional expenses in relation to the Bycosin contingency and for each period have concluded they are not material to an understanding of this contingency. We have been unable to estimate a reasonably possible range of loss in excess of the amounts accrued. If either of these circumstances changes we will provide additional disclosure.

Risk Factors, page 40

12. In light of new disclosure regarding the recent arrest of the company’s former agent for Iraq regarding certain FCPA violations, which may also relate to matters subject of the OFFP and related FCPA investigations of the company, please revise your statement that “Information regarding risk factors appears in Item 1A of the Company’s 2008 Annual report on Form 10-K, and there have been no material changes in the risk factors facing the Company since that time.” Refer specifically to the risk factor “We may have to pay substantial fines and penalties if we are fined by the U.S. or U.K. governments…” on page 9 of your most recent annual report and revise future filings to incorporate any additional risks imposed by these new developments.

Company Response: We do not believe that the recent arrest of the Company’s former agent for Iraq creates an additional risk or materially changes existing risk factors facing the Company disclosed in Item 1A of the Company’s 2008 Annual Report on Form 10-K. The involvement of the Company’s former agent for Iraq has been central to the investigations by governmental authorities into the Company’s involvement in OFFP and related FCPA matters which our risk factors cover and the recent arrest should not warrant additional risk factor information.

FORM 8-K FILED MAY 15, 2009

13. We note your disclosure under Item 8.01 of Form 8-K that Peter Fearn resigned from the board of directors effective May 15, 2009. Please tell us whether Mr. Fearn resigned because of any disagreements with the company or any matters relating to your operations, policies, or practices. If so, please amend your Form 8-K to disclose a brief description of the circumstances representing the disagreement that you believe caused, in whole or in part, Mr. Fearn’s resignation. Also, to the extent Mr. Fearn has furnished the company with any written correspondence concerning the circumstances surrounding his resignation, please amend your Form 8-K to file a copy of the document as an exhibit to the report on Form 8-K. If applicable, please also ensure you have met the requirements of Item 5.02(a)(3) of Form 8-K.

Company Response: The Company confirms that there was no disagreement between it and Mr. Fearn leading to his resignation, nor did he resign because of any matters related to Company’s operations, policies or practices. Mr. Fearn did not furnish any correspondence concerning the circumstances of his resignation to the Company. The Company recorded the terms of Mr. Fearn’s resignation in a letter to him dated May 14, 2009, which Mr. Fearn acknowledged and agreed to by countersigning said letter the following day, May 15, 2009. A copy of this letter is attached for your reference. The Company believes that Item 5.02(a)(3) of Form 8-K does not apply for the reasons set forth above.

DEFINITIVE PROXY STATEMENT FILED MARCH 27, 2009

Management, page 4

Continuing Directors, page 4

14. Please ensure that in future filings you provide complete disclosure about each director’s business experience for the most recent five years, and to the extent that a director is self-employed or retired, so disclose. For example, it is unclear since when Mr. Fearn has served as Dipharma’s President or Mr. Roeser as CEO of Amber Chemical Group. Please see Item 401(e) of Regulation S-K.

Company Response: In response to the Comment Letter we will disclose each director’s business experience for the most recent five years, including specifically the relevant dates on which the director started and finished (if applicable) a particular post, in future Proxy Statement filings, beginning with the Proxy Statement for the 2010 Annual Meeting.

Compensation Discussion and Analysis, page 12

Compensation Philosophy, page 12

15. Based on your current disclosure, it appears that you benchmark your compensation, which would require disclosure in accordance with Item 402(b)(2)(xiv) of Regulation S-K. Question 118.05 of Regulation S-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, provides further guidance on when a registrant must identify the benchmark in the filing. In future filings please make the appropriate disclosures, including benchmarking components (such as the peer group of companies). Please also include in future filings where actual payments fell within targeted parameters and to the extent actual compensation was outside a targeted percentile range, please explain why.

Company Response: The Company does not benchmark compensation for the named executive officers against specific named competitor companies. Instead, the Company uses survey data from a broad range of industrial and service companies, provided by Hay Group, who act as advisors to the Compensation Committee, to determine the market median rates of compensation. As disclosed in our Proxy Statement filed March 27, 2009, all executive roles are assessed and graded using the Hay methodology to ensure that the survey data only includes roles of a similar size. It is not possible to obtain data on any specific named company or set of named companies from the Hay database for confidentiality reasons. We believe therefore that the information currently provided in our Proxy Statement filed March 27, 2009 satisfies the disclosure requirements and provides investors with specific information on the Hay methodology and approach along with the surveys used to determine market rates of compensation. The Company will disclose how actual payments compare to the market information, with explanations where appropriate, of any significant variations in future Proxy Statement filings, beginning with the Proxy Statement for the 2010 Annual Meeting.

Elements of Compensation, page 13

Incentive, page 13

16. We note your disclosure regarding CEO’s elements of compensation. In future filings please ensure to also discuss how the compensation committee determines the spread between fixed and variable compensation for the other named executive officers. Please see Item 402(b)(2)(i) of Regulation S-K.

Company Response: The Company will include information on how the Compensation Committee determines the spread between fixed and variable compensation for all named executive officers in future Proxy Statement filings, beginning with the Proxy Statement for the 2010 Annual Meeting.

Annual Incentives

Management Incentive Compensation Plan (MICP), page 14

17. In future filings please provide a quantitative discussion of the terms of the necessary performance targets to be achieved in order for your named executive officers to earn an annual cash bonus (i.e. corporate cash and corporate operating income targets).

Company Response: The Company will include quantitative information on the level of achievement against the performance targets set for annual cash bonus purposes in future Proxy Statement filings, beginning with the Proxy Statement for the 2010 Annual Meeting.

18. We note that achievement of personal objectives count for 20% of the target bonus and that these personal objectives are specific to the business area or function within which an executive operates. If individual performance was a significant factor in determining compensation, please disclose each named executive officer’s personal objectives by also identifying the specific contributions made by each named executive officer and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. See Item 402(b)(2)(vii) of Regulation S-K. For example, your disclosure in the last paragraph on page 14 regarding CEO’s achievement is overly broad and does not provide any insight on how the compensation committee determined “satisfactory” performance.

Company Response: We will revise our disclosure in future Proxy Statement filings, beginning with the Proxy Statement for the 2010 Annual Meeting. Below is what the revised disclosure would have looked like had it been in the Proxy Statement for the 2009 Annual Meeting:

The Compensation Committee agree annual personal objectives for each named officer. These objectives are designed to be stretching and each objective is given a potential maximum score such that the maximum total score for personal objectives is 20. At the end of the year, as part of the annual performance review process, the performance against each objective is reviewed and each objective is scored versus the potential maximum score set at the start of the year. The individual objective scores are then added together to give an actual total score for personal objectives out of a possible maximum of 20. Achievement of the maximum score would represent exceptional performance against the personal objectives. In this case 20% of the overall target bonus based on personal objectives is increased by a factor of 50%. A good performance on the personal objectives is defined as achieving an overall score at the end of the year of 15 or 16 and earns the target level for the 20% based on personal objectives. If the total score is less than 15, the 20% of the overall target bonus based on personal objectives is reduced i.e. the named executive receives a bonus below target levels for personal objectives. The relationship between score on personal objectives and the amount of bonus earned for personal performance is shown below.

Score out of 20	% of the 20% of bonus based on personal objectives earned
19 – 20	150
17 – 18	125
15 – 16	100
14	70
12 – 13	50
10 – 11	25
Below 10	zero

The Compensation Committee reviews this table each year to ensure it rewards performance appropriately.

Regarding our CEO, the assessment of personal objectives is performed by the Chairman of the Compensation Committee and the resultant score and assessment for each objective is reviewed and agreed by the Compensation Committee as a whole prior to approval by the full Board.

Regarding our other named executive officers, our CEO reviews the objectives and proposes a score for each objective. This together with the rationale is reviewed and approved by the Compensation Committee prior to review by the full Board.

In 2008, in determining the amount of bonus earned by the CEO, the Compensation Committee assessed Mr. Jennings’ performance against the personal objectives set and awarded an overall score of 19 out of 20, based on amongst other matters, achieving a stretch target of more that 5% better performance for operating income for the combined businesses than budgeted; development and implementation of a new 5 year strategy for the Active Chemicals business, including implementation of a new product development program across the Active Chemicals markets, and improvement in manufacturing efficiencies which have increased capacity and reduced costs. In addition, Mr. Jennings exceeded the target set for safety across the Company, with zero lost time accidents across the whole Company in the year, and led the continued improvement in the external reputation of the Company as measured by the Company winning two prestigious awards presented by the U.K. Chemical Industries Association. Based on his strong personal performance and the results of the Company the Board approved the Compensation Committee’s recommendations for Mr. Jennings to be awarded a bonus of $405,814, which equates to 51.15% of salary made up of 16.50% due to personal performance and 34.65% due to business performance. If the business results and personal performance had been at target levels the target bonus of 55% of base salary would have been made up of 11% due to personal performance and 44% due to business results.

Mr. Williams was awarded a total score of 19 out of 20 for his performance against personal objectives based on, amongst other matters, delivering more than the stretch target of 5% better performance in operating income for the Fuel Specialties business across all regions than budgeted, increasing the percentage of sales of new products and minimizing supply and raw material risks by securing the future position for key strategic raw materials. As a result of his strong personal performance Mr. Williams received an additional 3.3% of his base salary as bonus compared to the target level.

Mr. Cleminson was awarded a total score of 16 for his performance against personal objectives based on, amongst other matters, managing the delivery of detailed due diligence reports on the Company in preparation for refinancing, leading the Sarbanes Oxley compliance program and delivering a very successful Sarbanes Oxley audit; and developing a strategy for the approach to funding for the U.K. defined benefit pension plan. As a result Mr. Cleminson received the target level of bonus for his personal objectives.

Dr. McRobbie was awarded a score of 18 for his performance against personal objectives, based on his leadership of the implementation of an R&D strategy for Fuel Specialties and development of important new compounds and the significant improvement in manufacturing efficiencies due to the establishment of an operating efficiency program which resulted in cost savings and increased capacity for key products. As a result of his personal performance, Dr. McRobbie received an additional 2% of his base salary as bonus compared with the target level.

Dr. Hessner was awarded a total score of 18 for her performance against personal objectives based on, amongst other matters, the development of a framework to implement a global share plan for all employees and her work leading a review of pension provisions across the Company to ensure they are fit for purpose and meet our governance requirements, including identifying ways to manage the costs associated with the U.K. defined benefit pension plan more effectively. As a result of her personal performance Dr. Hessner received an additional 2% of her base salary as bonus compared with the target level.

19. In the first paragraph of your disclosure you state, among other things, that if a corporate performance threshold is not achieved, then no bonus is paid. However, you also state that if “business results are less than 90% of the targets, no bonuses are paid”. In future filings, please reconcile your disclosure to help investors better understand at what level of target achievement these bonus amounts are paid.

Company Response: The Company will amend the disclosure to clarify the performance thresholds in future Proxy Statement filings, beginning with the Proxy Statement for the 2010 Annual Meeting. Specifically, our proposed additional disclosure would have amended our Proxy Statement for the 2009 Annual Meeting as highlighted below in italicized text:

The Corporation’s short term incentive plan is the MICP which is driven by annual performance. For the executives and senior management team, payments are based on achievement against pre-determined targets set by the Board for corporate performance and business unit performance (where appropriate) and personal performance against objectives. All bonus payments are subject to a corporate performance threshold of 90% of the agreed target: if this is not achieved then no bonus payments are made to individuals for that year regardless of personal and business unit performance. Further, for those individuals with a business unit performance measure, if business unit performance is below a threshold level, which is set at 90% of the agreed target, then no bonus will be paid for that year, irrespective of overall corporate and individual performance.

The levels of target bonus are kept under review and are targeted at the median level against the market. The maximum bonus achievable for out-performance is also reviewed to ensure that the incentive to deliver exceptional performance is in line with market trends. In 2008, the maximum bonus achievable for out-performance was equal to 230% of target bonus for the CEO. This gives a maximum bonus potential of 126.5% of his base salary. In the case of the other executives, the maximum bonus potential is 92% of their base salary (76.6% in the case of Mr. Williams under this plan but see footnote 1 above). Maximum bonuses are awarded when the corporation or, where relevant, individual business exceeds its targets for the business results by 30%. If however the ~~business~~corporate results are less than 90% of the targets, no bonuses are paid to any executive, regardless of their personal performance.

20. You disclose that the bonus achievable for out-performance is equal to “230% of target bonus” for the CEO, and that the maximum bonuses are awarded when the business targets are exceeded by 30%. Please disclose in future filings the percentage of target bonus that may be earned by the other named executive officers if business targets are exceeded by 30%.

Company Response: The Company will include this information in future Proxy Statement filings, beginning with the Proxy Statement for the 2010 Annual Meeting.

Long-Term Incentives, page 15

21. In future filings, please revise your disclosure to help investors understand the compensation committee’s decision making process in determining whether a named executive achieved a Rating 1, 2 or 3 performance, as well as put into prospective the calculation of the award amount. For example, you state that a Rating 1 performance entitled a named executive to a 150% of the policy being granted. However, it remains unclear how the 150% of policy grant relates to the tabular values disclosed at the end of page 15. Please advise.

Company Response: The Company will include further information on the Compensation Committee’s decision making process in determining the performance rating for a named executive in future Proxy Statement filings, beginning with the Proxy Statement for the 2010 Annual Meeting.

With regard to the relationship between the performance rating of a named executive and the grant policy disclosed in the Proxy Statement, the grant policy detailed is that which is applicable to an individual who receives a rating 3 i.e. is assessed at a level of Good Performance. If the individual’s performance is assessed as a rating 1 i.e. Outstanding Performance in the year, the stated grant policy is increased by a factor of 50%. For example in the case of the CEO, this would increase the grant policy to:

CSOP grants as % of base salary	PRSOP grants as % of base salary
45%	135%
(30% x 1.5)	(90% x 1.5)

We propose to include following additional disclosure of the relationship between performance rating and the stated grant policy in the Proxy Statement for the 2010 Annual Meeting:

In line with the focus on performance excellence, the performance rating of an individual is also taken into account in determining the grants made as follows:

Rating 1, defined as outstanding performance – 150% of policy is granted

Rating 2, defined as exceeding performance expectations – 125% of policy is granted

Rating 3, defined as good performance – 100% of policy is granted

If an individual receives a performance rating of below expectations for the year, they do not receive any stock option grants for that year.

In the case of the CEO, the grant policy at different levels of performance rating is therefore:

Performance rating	CSOP Grants as % of base salary	PRSOP Grants as % of base salary
1	45%	135%
2	37.5%	112.5%
3	30%	90%
Below expectations	0%	0%

In the case of the other senior executives the grant policy at different levels of performance rating is therefore:

Performance rating	CSOP Grants as % of base salary	PRSOP Grants as % of base salary
1	30%	82.5%
2	25%	68.75%
3	20%	55%
Below expectations	0%	0%

Exceptional Performance, page 17

22. In future filings, please discuss how the compensation committee determined the bonus amount for each one percentage point of out-performance. Please also discuss how particular executives were selected for participation in this plan.

Company Response: The Company will include further information on the additional long-term incentive plan designed to reward the delivery of exceptional performance including participant selection and the level of potential out-performance related bonus in future Proxy Statement filings, beginning with the Proxy Statement for the 2010 Annual Meeting.

Summary Compensation Table, page 11

23. In future filings, please consider the use of footnotes rather than narrative bullet point disclosure to the summary compensation table to help investors easily navigate through the disclosure.

Company Response: The Company will use footnotes for the Summary Compensation Table in future Proxy Statement filings, beginning with the Proxy Statement for the 2010 Annual Meeting.

24. In future filings please describe the methodology for computing the aggregate incremental cost of perquisites, quantify and disclose these amounts in a footnote to the “All other Compensation Column” in accordance with Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Company Response: We note that in general any perquisites and personal benefits provided for named executive officers are generally available on a non-discriminatory basis to all employees in that business. If any perquisites and personal benefits were provided to a named executive officer which were not generally available on a non-discriminatory basis to all employees in that business then their total value for any named executive officer was less than $10,000 per annum for each of the three years ended December 31, 2008. As such, we believe that these may be excluded from the Summary Compensation table. The Company will disclose this as a footnote to the table in future Proxy Statement filings, beginning with the Proxy Statement for the 2010 Annual Meeting.

25. For the awards reported in the “Option Awards” column, the footnote should disclose all assumptions made in the valuation. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K. The discussion of the assumptions may be made by reference to a discussion of those assumptions in the financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis. In future filings please revise your disclosure accordingly.

Company Response: The Company will revise its disclosure on option awards to include details of all assumptions made in the valuation in future Proxy Statement filings, beginning with the Proxy Statement for the 2010 Annual Meeting.

26. In future filings, please provide narrative disclosure about the material terms of each named executive officer employment agreement as required by Item 402(e)(1)(i) of Regulation S-K. It also appears that the post employment payments disclosed on page 27 are provided for within the terms of the employment agreements.

Company Response: The Company will include details of the material terms of each named executive officer’s employment agreement in future Proxy Statement filings, beginning with the Proxy Statement for the 2010 Annual Meeting.

Post Employment Table, page 27

27. In the sixth bullet point you disclose the existence of certain change of control agreements. Please tell us whether these agreements are stand-alone agreements, and if so, why you have not filed them as exhibits to the annual report.

Company Response: The change of control agreements for named executives form part of the employment agreement entered into with each named executive by the Company. We have previously filed the employment agreement for each of the named executives at the time they were entered into. However, in response to the Comment Letter, we will revise our disclosure in future Proxy Statements beginning with the Proxy Statement for the 2010 Annual Meeting. Below is what the revised disclosure would have looked like had it been in the Proxy Statement for the 2009 Annual Meeting:

The employment agreement for each of the named executives includes a change in control clause which specifies that, in the event of a change in control of the Company, if the Company terminates the executive within twelve months of the change of control, or if the executive terminates his employment within twelve months of the change of control for good cause, the executive will be entitled to a compensation payment. In the case of the Company terminating the executive during this period, this compensation payment is calculated as equivalent to twenty four months compensation (defined as base salary, bonus at target and any car allowance from the date of notice of termination). If the executive terminates his employment, the compensation payment is calculated as twenty four months compensation, defined as above, from the date of the change of control. In addition, under the rules of the share option plans, all options would immediately vest upon a change of control. The named executives are treated in the same way as other employees who hold options under the plans. The amounts detailed in the post employment payments table include the compensation payments and the value of any share options which will become exercisable, using the year end share price of $5.89 as an indication.

Directors Compensation Table, page 29

28. In future filings, disclose the aggregate number of awards outstanding at fiscal year end. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Company Response: The Company will include the aggregate number of awards outstanding at fiscal year end in future Proxy Statement filings, beginning with the Proxy Statement for the 2010 Annual Meeting.

29. In future filings, disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See the Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Company Response: The Company will revise its disclosure on option awards to include details of all assumptions made in the valuation of awards in the stock awards column in future Proxy Statement filings, beginning with the Proxy Statement for the 2010 Annual Meeting.

Pursuant to your Comment Letter request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to contact me directly at 011-44-151-348-5830.

/s/ Ian P. Cleminson
Ian P. Cleminson
Executive Vice President and Chief Financial Officer

CC: Securities and Exchange Commission - Ms. Lisa Haynes, Staff Accountant